SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 3
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                             THE CHERRY CORPORATION
                       (Name of Subject Company (Issuer))

                            PETER B. CHERRY (OFFEROR)
                        CABO ACQUISITION CORP. (OFFEROR)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    164541401
                      (CUSIP Number of Class of Securities)

                                 PETER B. CHERRY
                             CABO ACQUISITION CORP.
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (847) 662-9200
          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                             WILLIAM J. QUINLAN, JR.
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

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CALCULATION OF FILING FEE:  Previously Paid


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/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.
/  /     issuer tender offer subject to Rule 13e-4.
/X/      going-private transaction subject to Rule 13e-3.
/  /     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                  INTRODUCTION

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") filed with the SEC on June 15, 2000 by CABO Acquisition Corp. ("Purchaser") and Peter B. Cherry, as amended on July 6, 2000 and July 10, 2000. The Statement relates to the offer by Purchaser and Peter B. Cherry to purchase any and all outstanding shares of common stock, par value $1.00 per share, of The Cherry Corporation, a Delaware corporation (the "Company"), at a purchase price of $26.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Iterms 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contain in the Offer to Purchase, are hereby amended and supplemented as follows:

o The section reference "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented in its entirety with the following "SPECIAL FACTORS--Recommendation of the Company, the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger"

o The Section "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented in its entirety adding the following to the beginning of such section:

     The Company, pursuant to the unanimous vote of all of its Directors present at a meeting on June 4, 2000, based on, among other things, the recommendation of the Special Committee (i) determined that the Merger is advisable and that the terms of the Offer and the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders (other than Purchaser and the Cherry Family Members), (ii) approved the Offer and the Merger and approved the Merger Agreement, and (iii) recommended that the stockholders of the Company accept the Offer and, if required by law, approve the Merger and approve and adopt the Merger Agreement. In reaching its decision that the transaction is fair to, and in the best interests of, the Company's stockholders (other than Purchaser and the Cherry Family Members) and in deciding to approve the Offer and the Merger and approve and adopt the Merger Agreement and the transactions contemplated thereby, the Company, acting through the Special Committee, considered the factors discussed below.


o "THE TENDER OFFER--Terms of the Offer" of the Offer to Purchase is hereby amended and supplemented by replacing the second paragraph of such section in its entirety with the following:

     The Offer is subject to certain conditions set forth below in "--Conditions of the Offer." If the Offer Conditions are not satisfied or any of the events specified in "--Conditions of the Offer" have occurred or are determined by Purchaser to have occurred prior to the Expiration Date, Purchaser, subject to the terms of the Merger Agreement, expressly reserves the right (but is not obligated) to (i) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (ii) waive on or prior to the Expiration Date all the unsatisfied conditions, subject to Purchaser's receipt of the Company's approval for a waiver of the conditions relating to government action, HSR Act, termination of the Merger Agreement or the Offer and the failure to receive the Minimum Condition, and, to the extent permitted by law, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.



o "THE TENDER OFFER--Terms of the Offer" of the Offer to Purchase is hereby amended and supplemented by replacing the first sentence of the third paragraph of that section (as such sentence was amended in Amendment No. 2 to the Schedule TO) in its entirety with the following sentence:

     Subject to the above and the other terms of the Merger Agreement, the applicable rules and regulations of the Commission and applicable law, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time to waive any Offer Condition on or prior to the Expiration Date or otherwise amend the Offer in any respect by giving oral or written notice of such waiver or amendment to the Depositary.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     CABO ACQUISITION CORP.

                                                     By:   /s/ Peter B. Cherry
                                                     -------------------------
                                                     Name:    Peter B. Cherry
                                                     Title:   President


                                                     /s/ Peter B. Cherry
                                                     -------------------------
                                                     Peter B. Cherry



Dated: July 12, 2000